Exhibit 12.1
The J. M. Smucker Company
Computation of Ratio of Earnings to Fixed Charges
(in millions of dollars)

April 30, 2016 Year Ended
Earnings before fixed charges:
Income before income taxes	$977.9
Total fixed charges	204.7
Less: capitalized interest	(0.9)
Earnings available for fixed charges	$1,181.7
Fixed charges:
Interest and other debt expense, net of capitalized interest	$173.0
Capitalized interest	0.9
Estimated interest portion of rent expense (A)	30.8
Total fixed charges	$204.7
Ratio of earnings to fixed charges	5.8

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.